UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of May 2005

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: May 9th, 2005	By:	/s/ David Newman

(Signature)

David Newman
Director

Test Operations to Commence at Cardiff Gas Well

Wellington, New Zealand – May 9, 2005 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX : APX; AMEX : AEN)

Cardiff: Austral Pacific advises that the first of three test zones in the Cardiff-2A well has been perforated in preparation for hydraulic fracturing (‘frac’) operations, which will commence this week. Following perforation of a 21m (~70 feet) zone below ~4,800m (~16,000 feet) the well exhibited good injectivity and moderate flowback against the fluid column within the wellbore; which was a satisfactory prelude to the frac operations. During the course of the week, a ‘mini frac’ for evaluation purposes will be followed by the main frac operation, with flow expected around the coming weekend. A report on testing of this first zone will be made after stable flow results have been achieved.

Cheal: Testing of the Cheal-A4 well is being concluded for the present, with more than 28,500 barrels of oil having been produced during testing of Mount Messenger and Urenui pay zones. Following Cheal-A4 oil sampling for analysis purposes, operations will transfer to the Cheal-A3X well, where a similar test program will be conducted. CEO Dave Bennett said ‘Cheal-A4 testing has successfully demonstrated our ability to achieve stable long term production using jet-pumping to lift this high pour point crude. We anticipate successfully employing this technology in Cheal-A3X and future wells’

Review Report: The Company has now received a report from Sproule International Limited of Calgary, which evaluates the Cardiff resource and Cheal reserves in accordance with Canadian standard NI 51-101. The report identifies a 2765 acre (11 sq km area) within permit PEP 38738 within which gas (& condensate) within Kapuni reservoirs are recognized on the basis of Cardiff logs, 2D seismic and other relevant data. Sproule estimates a 50% probability of gross Gas (Condensate) in Place as 215 BCF ( 12.8 million barrels) and a 10% probability of 341 BCF (21.5 million barrels). A BCF being one billion cubic feet of gas at surface temperature and pressure.

With respect to Cheal oil field, Sproule books original recoverable oil as 1.511 million barrels of Proven Developed and Undeveloped Reserves and 1.425 million barrels of Probable Reserves within the Mt Messenger and Urenui pays. The Company holds 25.1% equity in Cardiff and 36.5% equity in Cheal, both of which it operates.

CEO Dave Bennett commented ‘This Sproule report provides a useful independent initial assessment at this moment in time of the Cheal and Cardiff fields. Both are ‘works in progress’, and we can anticipate significant changes to these figures in the light of ongoing production performance, further drilling and the planned 3D seismic survey over these fields.’

Seismic Surveys: The Company has recently completed a seismic program over the Angus prospect in its onshore Taranaki permit PEP 38736; is presently acquiring seismic within its East Coast Basin permit PEP 38330, and will shortly be acquiring onshore-offshore seismic in its near-shore Taranaki permit PEP 38492.

CONTACT: Investor Relations: tel: 1 561 837 8057 USA/Canada

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.